FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October, 2014

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated October 30, 2014, announcing the successful deployment of the CellEdge small cell over satellite solution to 20 rural sites in Brazil, as part of its agreement with TIM Brasil, the second largest Brazilian operator and the leading company in the pre-paid segment.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated October 30, 2014	By:	/s/ Alon Levy
Alon Levy
VP General Counsel

Gilat Deploys 3G Small Cell Network for TIM Brasil
in Only Two Months

Ubiquitous Coverage Affordably Achieved by Innovative CellEdge Solution

Petah Tikva, Israel, October 30, 2014 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced the successful deployment of the CellEdge small cell over satellite solution to 20 rural sites in Brazil, as part of its agreement with TIM Brasil, the second largest Brazilian operator and the leading company in the pre-paid segment.

TIM selected Gilat to provide a full turnkey solution of 3G coverage to the most remote regions of Paraná state in Brazil, which was delivered within their very tight deadline of two months. Gilat assumed complete responsibility for providing connectivity to these areas, ensuring that the project was handled in an efficient manner, including site acquisition, energy, 24m tower provision, installation, integration to the mobile core network of TIM and final ATP.

Gilat’s CellEdge small cell over satellite solution enables mobile network operators (MNOs) to provide enhanced cellular connectivity to any location, no matter how remote. The turnkey solution includes the VSAT, base station, tower, energy, logistics and installation for quick and easy deployment. CellEdge’s tight integration reduces power consumption and makes efficient use of the satellite space segment.

“TIM was required to provide 3G connectivity to some of Brazil’s most remote areas,” said Marco Di Costanzo, Director of TIM's Mobile Network. “When we learned about Gilat’s unique CellEdge solution, coupled with their outstanding capabilities in rural areas, we were confident that they would deliver the turnkey project on spec and on time, and indeed they did.”

“We were honored to be selected by TIM for this challenging project,” said Russell Ribeiro, Regional Vice President - Sales of Gilat Latin America. “We are pleased that our innovative CellEdge small cell solution delivered on our customer’s expectations.”

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com